

July 26, 2013

Via E-mail
Mr. Michael El-Hillow
Chief Financial Officer
National Technical Systems, Inc.
24007 Ventura Boulevard, Suite 200
Calabasas, CA 91302

> **Re:** **National Technical Systems, Inc.**
> **Form 10-K for Fiscal Year Ended January 31, 2013**
> **Filed April 30, 2013**
> **File No. 001-34882**

Dear Mr. El-Hillow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

1.   We note that revenues for the fiscal year ended January 31, 2013 increased by 18.8% as compared to the prior fiscal year. Please confirm that in future filings you will provide a narrative discussion of the extent to which material increases in net sales or revenues are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services, as required by Item 303(a)(3)(iii) of Regulation S-K. Please also confirm that in future filings you will provide a more detailed discussion of the significant components of reported income from continuing operations, including, if applicable, by quantifying the components of selling, general and administrative expenses and the cost of sales. Please provide us with draft disclosure in your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Tiffany Piland at (202) 551-3589 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director